nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com

02049242

26 July, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 7 2002 WASH, D.C. 164 SECTION

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on July, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Roberto Chollet
Chief Financial Officer

SEC MAIL PROCESSING RECEIVED AUG 07 2002 WASH, D.C. 164 SECTION

dw 8/19

nH INVESTOR RELATIONS

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t +34 91 451 97 18
f +34 91 451 97 30
bi@nh-hoteles.es
www.nh-hoteles.com

FILE NUMBER
82 - 4780

Madrid, 26th July 2002.

NH Hotel Group

Half year results: January- June 2002

CONSOLIDATED NET PROFITS INCREASED BY 8.1% IN THE FIRST HALF OF 2002

- Group net profits reached €43,90m, 8.1% higher than in the same period last year. Consolidated group revenues rose by 13.2% to €424.92m.
- This growth was partly thanks to the hotels acquired from Astron on 29th April, and to the contribution made by NH Mexico, which was not consolidated in the first half of 2001. The new openings in Europe also made a significant contribution.
- The group also posted €14m of net exceptional items, which were mainly due to profits on the sale and lease-back deal in February for four hotels in Spain.
- Consolidated EBITDA reached €105.6m, 6.4% lower than in the same period last year, as a reflection of lower EBITDA at comparable hotels, the lower margin on new openings and a smaller contribution from Sotogrande.
- The hotel business advanced 17.9% in terms of total sales, and 12.3% in terms of net profits. However, EBITDA eased by 4%, mainly as a reflection of the higher lease payments for the sale and lease-back deal and the Astron hotels.
- Operating costs in comparable hotels are gradually contained as part of the Cost-savings Plan introduced in the last quarter of 2001, and inched up by only 2% in this six-month period.
- The hotels in Latin America accounted for 8% of total group earnings and 6.2% of group EBITDA.
- Sotogrande's real estate business performed in line with expectations, taking into account the different timetable for deliveries and the different sales mix. The outlook for the rest of the year is good, given the number of confirmed sales which have not yet been booked.

NH HOTELES
Santa Engracia 120
28003 Madrid
España

+34 91 451 97 18
+34 91 451 97 30
tbl@nh-hoteles.es
www.nh-hoteles.com

FILE NUMBER
82 - 4780

HOTEL BUSINESS

In the first half of 2002, the hotel business saw a gradual improvement compared to the last quarter of 2001. However, the results of this period are being compared with the first half of 2001, which was an exceptionally successful one for the sector, both in Spain and the rest of Europe.

The hotel business posted an increase of 17.9% in total earnings, and 12.3% in net profits. Gross operating profits before leasing costs (GOP) rose by 9%. This growth was largely thanks to the hotels acquired from Astron on 29th April and the contribution made by NH Mexico, which was not consolidated in the first half of 2001. New openings in Europe also made a significant contribution.

However, EBITDA slid by 4%, principally as a reflection of higher lease payments as a result of the consolidation of Astron and the sale and lease-back deal, although in the case of the latter, these costs were offset by lower depreciation and property taxes.

Astron's contribution to revenues totalled €35.61m, 8.6% of the group's total sales from the hotel business. Gross operating profits before leasing costs (GOP) reached €14m, or 9.2% of the group total.

Non-comparable hotels, newly-opened or refurbished in the last 12 months, accounted for 4% of the group's hotel business sales, but diluted the group's EBITDA margins. This was partly because they were still in the early stages of development, but also because the hotels are mainly operated under lease contracts.

Comparable hotels performed satisfactorily in terms of the EBITDA margin, which eased slightly from 36.5% to 35.6% as a reflection of the efforts made to contain costs. Operating Costs increased by only 2%, in the frame of the Integration Synergy Plan.

- **In Spain,** comparable hotel sales declined by 2.1% to €179.75m, and EBITDA slid to €66.34m, 5.8% lower than in the first half of 2001. The EBITDA margin eased from 38.4% to 37.0%.

  In line with the growth in RevPar in each market (see note dated 17th July), EBITDA performance was more negative in Madrid and Barcelona, where it fell by 10% and 12% respectively. In contrast, hotels in other cities in Spain and NH Comfort hotels posted substantial growth (2% and 14% respectively), with margin improvement as well.

  The Madrid Casino and the Los Retamares Golf Club achieved a 5% growth in turnover and a 22% improvement in EBITDA.

- **In the rest of Europe** and in general terms, the performance of comparable hotels was better than expected, with sales slipping 3% in line with RevPar, and EBITDA weakening by 3.2%. The EBITDA margin was stable at 34%.

  The impact of the Integration Plan has first made itself felt on the hotels in Amsterdam. Here EBITDA fell by 5%, but the sales margin remained stable at 43%. In Brussels, however, there was no sign of a recovery yet, and comparable hotels saw EBITDA fall by 14.6%, although the re-branding process together with more intensive marketing should start to help improve this situation.

The hotels in Latin America accounted for 8% of total group earnings and 6.2% of group EBITDA, mainly thanks to NH Mexico, which was not consolidated in the first half of 2001.

NH Mexico also made an impression on the depreciation account, which rose to €4.98m due to the inclusion of the five hotels it owns outright.

The Mercosur hotels made only a small loss (-€1.66m) in spite of the economic and financial situation in those markets. NH's positioning in Mercosur is still key to the development of the NH Hotel group's long-term strategy.

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 18
f. +34 91 451 97 30
ir@nh-hoteles.es
www.nh-hoteles.com

FILE NUMBER
82-4780

SOTOGRANDE'S REAL ESTATE BUSINESS

Sotogrande's earnings reached €14.91m, 45.6% less than in the first half of last year. This was a consequence of different delivery dates and a change in the sales mix (see our note dated 17th July). As a result, Sotogrande made a contribution to group EBITDA of €4.46m, 37.3% lower than in the same period last year.

The outlook for the rest of the year is good, given the number of confirmed sales which have not yet been booked. These amount to €61.4m, compared to €55.3m at end-June 2001.

An important component of confirmed sales corresponds to the first phase of "*La Reserva de Sotogrande*", which comprises 150 plots which range in size between 2,000m2 and 4,500m2. Prices range between €110 and €240 per square metre. The first plots will be ready for delivery at the end of this year.

The following tables reveal:

1) **A breakdown of group SALES compared to the same period last year.**
2) **A breakdown of group EBITDA compared to the same period last year.**
3) **NH Hotel group consolidated P&L compared to the same period last year.**

SALES BREAKDOWN	JAN-JUNE 2002 €m	JAN-JUNE 2001 €m	*2002/2001 % change*
Comparables Spain	179.75	183.54	-2.06%
Total comparables rest of Europe	141.01	145.31	-2.96%
Total comparables Europe	**320.76**	**328.85**	**-2.46%**
Non-comparables Spain	16.31	7.99	104.13%
Astron	35.61	-	-
Total Europe	**372.68**	**336.84**	**10.64%**
Mercosur	4.36	7.19	-39.36%
Mexico	28.59	-	-
Hotel management fees & Other - Europe	4.35	3.80	14.47%
HOTEL SALES	**409.99**	**347.83**	**17.87%**
Total Sotogrande earnings	14.91	27.42	-45.62%
TOTAL CONSOLIDATED SALES (*)	**424.90**	**375.25**	**13.23%**

EBITDA BREAKDOWN	JAN-JUNE 2002		JAN-JUNE 2001		
	EBITDA €m	Margin %	EBITDA €m	Margin %	02/01 % ch.
Total Comparables Spain	66.37	36.9%	70.48	38.4%	-5.8%
Total Comparables rest of Europe	47.90	34.0%	49.48	34.1%	-3.2%
Total Comparables Europe	**114.27**	**35.6%**	**119.96**	**36.5%**	**-4.7%**
Non-comparables Europe	-1.99	-	-1.38	-	44.2%
Astron	3.00	8.4%	-	-	-
Mercosur	-1.66	-	-0.01	-	-
Mexico	8.03	28.1%	-	-	-
Head office services	-20.35	-	-12.92	-	57.5%
TOTAL HOTEL BUSINESS	**101.28**	**24.7%**	**105.65**	**30.4%**	**-4.1%**
Sotogrande	**4.32**	**29.0%**	**7.12**	**26.0%**	**-39.3%**
TOTAL NH GROUP CONSOLIDATED (*)	**105.60**	**24.9%**	**112.77**	**30.1%**	**-6.4%**

(*) NH Mexico figures included in consolidation from 1st July onwards

nH. INVESTOR RELATIONS

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 18
f. +34 91 451 97 3[illegible]
[illegible]@nh-hoteles.es
www.nh-hoteles.com

FILE NUMBER
82 - 4780

NH HOTELES GROUP	**Jan-June 2002**		**Jan-June 2001**		**2002/2001**
P&L Account	**€m**	**%**	**€m**	**%**	**% change**
Sales from hotel business	410.00	96.5%	347.83	92.7%	17.9%
Real Estate sales	14.91	3.5%	27.42	7.3%	(45.6%)
TOTAL SALES	**424.92**	**100.0%**	**375.25**	**100.0%**	**13.2%**
Cost of real estate sales	(6.94)	(1.6%)	(16.43)	(4.4%)	(57.8%)
Direct operating costs	(261.04)	(61.4%)	(211.72)	(56.4%)	23.3%
Gross Operating profit	**156.93**	**36.9%**	**147.10**	**39.2%**	**6.7%**
Lease payments & property taxes	(51.33)	(12.1%)	(34.33)	(9.1%)	49.5%
EBITDA	**105.60**	**24.9%**	**112.77**	**30.1%**	**(6.4%)**
Depreciation	(36.61)	(8.6%)	(27.94)	(7.4%)	31.0%
Depreciation STG consolidation difference	(0.85)	(0.2%)	(1.23)	(0.3%)	(30.9%)
EBIT	**68.14**	**16.0%**	**83.60**	**22.3%**	**(18.5%)**
Net interest expenses	(18.03)	(4.2%)	19.89	5.3%	(190.6%)
Income from minority equity interests	(1.36)	(0.3%)	(1.11)	(0.3%)	22.5%
Net exceptional items	13.89	3.3%	(1.13)	(0.3%)	(1329.2%)
EBT	**62.64**	**14.7%**	**61.47**	**16.4%**	**1.9%**
Corporation tax	(14.92)	(3.5%)	(15.17)	(4.0%)	(1.6%)
NET INCOME BEFORE MINORITIES	**47.72**	**11.2%**	**46.30**	**12.3%**	**3.1%**
Minorities	(3.82)	(0.9%)	(5.69)	(1.5%)	(32.9%)
NET PROFIT	**43.90**	**10.3%**	**40.61**	**10.8%**	**8.1%**